Filed pursuant to Rule 424(b)(3)
Registration No. 333-93399

July 31, 2002 Prospectus Supplement (to the Prospectus and to the Prospectus Supplement both dated January 10, 2002)

        This July 31, 2002 Prospectus Supplement describes changes to the offering periods for the partnerships comprising Reef Global Energy Ventures from those described in the "Terms of the Offering" and "Summary" sections of the Prospectus dated January 10, 2002. It further describes changes to the offering period intended for Reef Global Energy I, L.P. from that described in the "Terms of the Offering" and "Summary" sections of the Prospectus Supplement for Reef Global Energy I, L.P., dated January 10, 2002. The offering period for Reef Global Energy I, L.P. as described in the Prospectus and Prospectus Supplement would have terminated on July 31, 2002. Unless the offering is terminated earlier, subscriptions for Reef Global Energy I, L.P. may now be accepted until December 31, 2002.

Offering Periods

        Unless earlier terminated, the offering period for the first partnership, Reef Global Energy I, L.P., will end on December 31, 2002. The offering periods for the other nine partnerships will follow sequentially with only one partnership being offered at a time. Reef Partners intends to offer units in up to five partnerships in 2003 and up to four partnerships in 2004.

        The offering period for a partnership may be terminated at any time after subscriptions for the minimum number of units (50) have been received. Unless Reef Partners elects to terminate a partnership's offering period before the maximum number of units (500) in the partnership has been subscribed for, the offering periods for each partnership will terminate as follows:

If the Partnership's Offering Period Begins:	The Offering Period will Terminate on or before:
In 2002	December 31, 2002
In 2003	December 31, 2003
In 2004	December 31, 2004